Tallgrass Energy Partners, LP

6640 W. 143rd Street, Suite 200

Overland Park, KS 66223

April 23, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy Partners, LP
Amendment No. 2 to Registration Statement on Form S-1
Filed April 18, 2013
File No. 333-187595

Ladies and Gentleman:

Set forth below are the responses of Tallgrass Energy Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 22, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 108

New Credit Facility, page 121

1.	Please briefly describe the conditions precedent on which the availability of the credit facility is conditioned.

Response: We acknowledge the Staff’s comment and will revise the Registration Statement in our next amendment to briefly describe the conditions precedent on which the availability of the credit facility is conditioned, which are described more fully in our response to comment 3 below. Revised pages of the Registration Statement reflecting this change have been provided to the Staff supplementally with this letter. Please see page 121.

The Partnership Agreement, page 182

2.	We note that Section 16.9 of the Form of Amended and Restated Agreement of Limited Partnership filed with this amendment provides that the Delaware Court of Chancery will be the exclusive forum for certain proceedings. Please include disclosure in your prospectus regarding this exclusive forum provision. Please also disclose that although you have included an exclusive forum provision in your Partnership Agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 23, 2013

Response: We acknowledge the Staff’s comment and will revise the Registration Statement in our next amendment to provide the requested disclosure regarding the exclusive forum provision. Revised pages of the Registration Statement reflecting this change have been provided to the Staff supplementally with this letter. Please see pages 192 and 193.

Notes to Unaudited Pro Forma Financial Data, page F-6

2. Pro Forma Adjustments and Assumptions, page F-6

3.	If you have not entered into an agreement for your new revolving credit facility, please advise. Alternatively, please revise to disclose, if true, that you have received a firm commitment for the new revolving credit facility or that in connection with this offering you have entered into a revolving credit facility. In this regard, we note your disclosure on pages 65, 121, 126, 220 and elsewhere that you “intend,” “will,” or “expect to” enter into a revolving credit facility. Further, we continue to note your disclosure that the credit facility will be available on and after the closing date of this offering subject to the satisfaction of certain conditions precedent. Tell us the certain conditions precedent that must be satisfied. If these contracts are not finalized and executed, and your disclosures are not updated to reflect this fact, prior to your request for effectiveness, it is not evident adjustments to your pro forma financial statements giving effect to a new credit facility would be permitted under Article 11 of Regulation S-X. Please update your disclosure and file the executed commitment letter from your lenders or agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: As disclosed on pages 65, 121, 126, 220 and elsewhere in the Registration Statement, we intend to enter into the new revolving credit facility at the closing of this offering. We have not executed and delivered the credit agreement for the new revolving credit facility as of the date of this letter. The conditions precedent that must be satisfied are referenced in Article IV of the Form of Revolving Credit Facility filed as Exhibit 10.3 to the Registration Statement, and include:

1.	consummation of this offering and the related transactions;

2.	execution and delivery of the credit agreement and all related documents and legal opinions;

3.	delivery of officer’s certificates, financial information and organizational documents;

4.	satisfaction of conditions related to perfection of liens;

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 23, 2013

5.	obtaining all required consents, including under the Tallgrass Development credit agreement; and

6.	payment of all fees and other amounts due to the lenders under the credit agreement.

Although we have not received a firm commitment for the new revolving credit facility, we have finalized negotiations with Barclays Bank PLC, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association regarding the form of the revolving credit facility (which form was filed as Exhibit 10.3 to the Registration Statement, as referenced above), all 15 lenders participating in the syndication of the credit facility have provided their approved commitment amounts, and executed signature pages are being held in escrow pending the closing of this offering. We view the formation, offering and entry into the new credit facility as part of a single, concurrent formation and recapitalization transaction, and respectfully submit that the formation and offering transactions are dependent on, and are not separable from, the credit facility transactions and the concurrent distribution of borrowings thereunder. Although the Partnership has been formed, it will have no assets (other than its initial capital contribution of $1,000) and no operations prior to the closing of the offering. At the closing of the offering, Tallgrass Development will contribute to the Partnership the assets described in the Registration Statement. In exchange for such contribution, the Partnership will use the net proceeds of the offering together with borrowings under the partnership’s new credit facility (i) to repay certain indebtedness assumed from Tallgrass Development, (ii) to pay origination fees related to our new revolving credit facility and (iii) to fund a cash distribution to Tallgrass Development. In the absence of the formation and offering transactions, the Partnership would not enter into the new credit facility. Conversely, the Partnership will not pursue the formation and offering without the new credit facility in place. Accordingly, we believe that adjustments to our pro forma financial statements giving effect to the new credit facility are permitted under Article 11 of Regulation S-X, because they are directly attributable to the transaction, are factually supportable, and have a continuing impact. In particular, we believe that, in light of the current status of the credit agreement negotiations and all lender commitments having been received, the adjustments and disclosures related to the credit agreement are factually supportable. In addition, we believe that a presentation that did not give pro forma effect to all of the steps of this single, concurrent transaction would be inconsistent with the presentations of similar master limited partnerships that have funded distributions in connection with their initial public offerings through borrowings under credit facilities (see e.g., Southcross Energy Partners, L.P. and Delek Logistics Partners, LP).

In addition, we supplementally advise the Staff that the amount of the new revolving credit facility has increased from $400 million to $500 million and this change will be reflected in our next amendment to the Registration Statement.

Notes to Combined Financial Statements, page F-15

Note 3. Business Combination, page F-23

4.	We note your response to comment 3 in our letter dated April 15, 2013. You state that “For TIGT, the allocation of goodwill for tax purposes was also the same as the allocation for financial reporting purposes under GAAP, except that goodwill was further allocated to tangible assets for tax purposes.” Please explain what you mean by “.goodwill was further allocated to tangible assets for tax purposes” including whether the fair value of the depreciable assets for tax purposes was greater than your determination of fair value for financial reporting purposes. If so, please justify why valuation of property plant and equipment for tax purposes would differ from fair value determined for book purposes. Also, as previously requested, show us the allocation you made for tax purposes and contrast it with the allocation for financial reporting purposes. Please describe the nature of the tangible assets that were further adjusted for tax purposes.

Response: Our reference to a further allocation of goodwill for tax purposes was intended to convey that the value that was recorded as goodwill for financial reporting purposes was allocated to real and personal property for tax purposes. For TIGT, there was no allocation of purchase price to goodwill for tax purposes. As a result, the amount allocated to depreciable fixed assets, including real and personal property for tax purposes was greater than the amount allocated to fixed assets for financial reporting purposes.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 23, 2013

The justification for allocating more value to fixed assets for tax purposes than for financial reporting purposes is that: 1) we are not required to use regulatory book values to determine the fair value of fixed assets for tax purposes and 2) no goodwill resulted from the purchase price allocation methodology utilized for tax purposes.

To assist in your understanding of the allocations made for tax purposes versus financial reporting purposes, we have provided under separate cover a detailed spreadsheet with notes identifying the allocations made for tax purposes as compared to the allocations made for financial reporting purposes. Confidential treatment has been requested for the supplemental materials pursuant to 17 C.F.R. § 200.83.

The nature of the tangible assets to which value was allocated for tax purposes was real and personal property, including pipeline assets and equipment (including compressors), vehicles and buildings. As identified in the spreadsheet provided supplementally, there was no allocation to goodwill for tax purposes, and as a result a greater amount was allocated to real and personal property.

5.	Please refer to Exhibit IV a. Please explain the basis for the percentage growth assumed in years 2013 and 2014.

Response: The growth assumed in 2013 and 2014 in Exhibit IV a is related to the capacity expansion projects currently underway at TMID. As disclosed on page 138 of the Registration Statement, in response to increased drilling and production by our customers in the regions where our TMID plants operate, we are currently undertaking an expansion of the Casper and Douglas processing plants to increase their combined capacity from 138.5 MMcf per day to approximately 188.5 MMcf per day, which represents an increase of approximately 36%. Furthermore, we have already entered into contracts with processing customers to bring on additional processing volumes in an increasing amount during the period of time reflected in Exhibit IV a.

In addition, we are increasing the expansion of our Casper NGL fractionator from approximately 2,000 barrels per day to approximately 3,500 barrels per day, which represents an increase of 75%. Both of these projects are expected to be completed in the second half of 2013, resulting in an increase in projected revenues for the portion of 2013 that the expanded capacity is in place and a further increase in projected revenues in 2014, the first full year in which the expanded capacity is available for the full year.

6.	Your response to comment 4 in our letter dated April 15, 2013 indicates the most recent regulatory rate case for TIGT occurred in 1999 and included a rate of return of approximately 13.7%. Please explain in detail what the 13.7% rate represents including whether the rate represents your assumed return on equity or a blended debt/equity rate used for rate setting to determine the cost of funds invested in property, plant and equipment. If not a blended debt/equity rate base return, please explain your basis for a different return assumption. Your response further asserts there have been notable changes to TIGT’s business since 1999 and that you believe the regulated rate of return in 1999 was based in part on throughput volume

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 23, 2013

or profitability assumptions that reflected the operation of the asset at that time. We are not sure how to interrupt this statement. Please explain whether or not those changes had an impact on the discount rate you used to determine the amount allocated to property plant and equipment and, if so, tell us the discount rate actually used to determine the fair value of TIGT’s regulated assets. As a side note, please define what you mean by regulatory book value. Lastly, as the regulatory rate of return is substantially higher than 8.5%, please explain to us why you believe 8.5% is representative of the regulated reporting units WACC when the actual return on such assets is substantially higher. Further, tell us what impact, if any, the Settlement approved by FERC on September 22, 2011 reducing the Fuel Retention Factors had on your regulatory rate of return.

Response: The regulatory rate of return of approximately 13.7% that was included in the 1999 rate case represented a pre-tax blended debt/equity rate, not an assumed return on equity, used to determine TIGT’s cost of funds invested in the property, plant and equipment owned by TIGT at that time.

Our previous response indicated that there have been notable changes in TIGT’s business since 1999. One notable change is the decreased renewals from off-system customers, which we believe are attributable to increased competition from long-haul interstate pipelines and reduced drilling activity for dry gas in the Rocky Mountain region. These decreased renewals have, in turn, resulted in decreases in overall volumes transported on the TIGT System over the past several years. Please see pages 27, 83 and 114 of the Registration Statement.

Another significant change in TIGT’s business since 1999 is the gradual decline of natural gas prices to historically low levels and reduced volatility in those prices. The emergence of unconventional natural gas plays, which were virtually non-existent in 1999, and other advancements in technology have allowed producers to efficiently extract significant volumes of natural gas from these plays. Additionally, the stabilization of natural gas prices impacts TIGT’s storage business, as price fluctuations generally increase demand for storage services and the rates TIGT is able to charge. Please see pages 44, 112 and 133 of the Registration Statement.

These notable industry changes, among others, result in profitability declines and changes in the throughput characteristics and storage volumes on TIGT’s pipeline and storage assets. Thus, the regulatory rate of return in the 1999 rate case was not a significant determinent or factor in the fair value of the assets in 2012. We only considered the regulatory rate of return in our assessment of the acquisition of the TIGT assets to confirm our business judgment that the TIGT system was not currently over-earning from a regulatory standpoint. We did not otherwise use TIGT’s regulatory rate of return in our assessment of fair value (inclusive of determining the 8.5% discount rate used for these regulated assets) for purchase price allocation and financial reporting purposes. We believe that under ASC 805 and ASC 820, it is appropriate to utilize a discount rate that is based on market participant data. Our utilization of the 8.5% discount rate based on market participant data is consistent with the application of the standards.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 23, 2013

Regulatory book value represents the book value of the assets as reported to FERC in regulatory filings. Regulatory book value is the result of all original costs less cumulative allowances for depreciation. FERC regulatory accounting does not generally allow for “book up” or “book down” accounting events.

The 8.5% discount rate used to value the TIGT assets is representative of the risk-adjusted return that we expect to earn on our investment in these assets. This assessment is based on the reservation fees, actual throughput volumes and prices that our customers will be willing to pay for using the system as well as our risk adjusted view of the future earnings potential of the assets. Our belief is that MLPs of similar size and asset content have a WACC of approximately 8.5% “all in” and that such rate of return is within the economic expectations that we should have relative to our arm’s length purchase of these assets. As described above, the regulatory rate of return included in the 1999 rate case was not a determining factor in this evaluation.

The reduction in Fuel Retention Factors approved by FERC on September 22, 2011 did not directly impact the regulatory rate of return. The reduction in Fuel Retention Factors resulted in natural gas retained from customers being reduced from 3.3% of volumes shipped to 2.2%. While this reduced the volumes of gas retained from our customers and therefore reduced regulated revenues, the rate case did not directly specify or adjust the regulated rate of return that was included in the 1999 rate case. The retention of natural gas volumes from our customers at the FERC-approved rate of 2.2% was one of the many factors in our evaluation of the future cash flows that we expect the TIGT system to generate.

Note 6. Property, Plant and Equipment, page F-27

7.	We note your response to comments 6 and 7 in our letter dated April 15, 2013 and that the Pre-Predecessor stepped up the value of the assets upon purchase. We appreciate you may not have full knowledge of the Pre-Predecessor accounting, however, as a result of your relationship with the Pre-Predecessor stemming from your acquisition of these assets, please explain how the Pre-Predecessor determined the acquisition value of these assets. Please be detailed in your response indicating why the valuation performed by a global midstream provider such as Kinder Morgan was not a valid basis upon which to base the value for such assets under GAAP. We may have further comment.

Response: The Pre-Predecessor acquired these assets in 1999.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 23, 2013

We have only limited knowledge of the methodologies used by the Pre-Predecessor to determine the acquisition value of the assets in 1999 and for the related allocation of the purchase price paid among the assets acquired. Nonetheless, it is our belief that the Pre-Predecessor utilized a discounted cash flow analysis to determine the fair value of the contributed regulatory assets. We are not expressing an opinion regarding the validity of the valuation performed by the Pre-Predecessor more than a decade ago.

As noted in our previous responses, these acquisitions by the Pre-Predecessor occurred prior to the adoption of SFAS 141, Business Combinations, on June 30, 2001, and both at the time of these transactions and today, there is diversity in practice in how the fair value of regulated property, plant and equipment balances acquired in a business combination is determined. We believe the only relevant current valuation metric is related to the valuation performed in connection with our acquisition of the assets in November 2012. The purchase price paid for the assets resulted from a competitive auction process in which Tallgrass was the successful bidder; and the auction process was followed by further direct arms-length negotiations with Kinder Morgan. The purchase price paid for the assets in November 2012 reflects the current economics of owning and operating the assets under current and reasonably foreseeable market conditions. We believe the recently paid purchase price is the appropriate valuation to be used for assigning and recording a fair value to the acquired assets. As part of our analysis of this question we engaged a knowledgeable, independent consultant to evaluate the consideration paid for all of the assets acquired by the Predecessor, and to provide an objective analysis of the allocation of the purchase price among the purchased assets. The work and analysis performed by the consultant was provided confidentially in connection with our response to your letter of April 15. The valuation methodology applied by Tallgrass to the Pre-Predecessor’s regulated natural gas pipelines is consistent with that used by other regulated entities, such as gas and electric distribution and transmission entities that are subject to ASC 980, Regulated Operations, and Tallgrass believes that ASC 805, Business Combinations, and ASC 820, Fair Value, should be applied consistently to all rate regulated entities that are required to apply ASC 980.

For the sake of clarity, TIGT and TMID were not a part of the assets recently acquired by the Pre-Predecessor in its transaction with El Paso, but rather were existing assets that were included as part of the FTC-required divestiture of assets in the Rocky Mountain region.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

Very truly yours,

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Laura Tyson, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

George Rider

Midstream, LLC to Tallgrass Development will be made, and following the completion of this offering, we will no longer participate in the cash management arrangement with Tallgrass Development and we will establish a cash management arrangement for us and our subsidiaries. All cash distributions from us will be made to unitholders and to our general partner in accordance with the terms of our partnership agreement as further described in “Our Cash Distribution Policy and Restrictions on Distributions.”

Following the completion of this offering, we expect our sources of liquidity to include:

•	cash generated from our operations;

•	proceeds from the sale of the Abandoned Assets;

•	$175 million available for borrowing under our revolving credit facility; and

•	future issuances of additional partnership units and debt securities.

We believe that cash on hand, cash generated from operations and availability under our credit facility will be adequate to meet our operating needs, our planned short-term capital and debt service requirements and our planned cash distributions to unitholders. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our credit facility or through issuances of debt and equity securities.

New Credit Facility

In connection with this offering, we will enter into a new $400 million senior secured revolving credit facility with Barclays Bank PLC, as administrative agent, and a syndicate of lenders, which will mature on the fifth anniversary of the closing date of this offering. The credit facility will include a $50 million sublimit for letters of credit and a $40 million sublimit for swing line loans. The credit facility will be available on and after the closing date of this offering, subject to our satisfaction of conditions precedent that are usual and customary for credit facilities of this type, including (i) execution and delivery of the credit agreement and all related documents and legal opinions; (ii) delivery of officer’s certificates, financial information and organizational documents; (iii) satisfaction of conditions related to perfection of liens; (iv) obtaining all required consents, including under the Tallgrass Development credit agreement; and (v) payment of all fees and other amounts due to the lenders under the credit agreement. The credit facility will be used for capital expenditures and permitted acquisitions, to provide for working capital requirements and for other general partnership purposes.

Upon the closing of this offering, we will have approximately $225 million in outstanding borrowings under the credit facility and expect to have $0 million in issued and outstanding letters of credit leaving approximately $175 million available for future borrowings or letter of credit issuances (subject to the $50 million letter of credit sublimit in the facility). The initial borrowings under the credit facility will be used to retire the remaining $135.6 million of indebtedness assumed from Tallgrass Development, to pay origination fees associated with our new revolving credit facility and to pay $85.5 million to Tallgrass Development as reimbursement for certain capital expenditures made in connection with the contributed assets. See “Use of Proceeds” for additional information. The credit facility will also contain an accordion feature whereby we can increase the size of the credit facility to an aggregate of $500 million, subject to receiving increased or new commitments from lenders and the satisfaction of certain other conditions precedent. Our obligations under the credit facility, as well as obligations under certain interest rate protection and hedging arrangements, will be (i) guaranteed by us and each of our existing and subsequently acquired or organized direct or indirect wholly-owned domestic subsidiaries, subject to our ability to designate certain of our subsidiaries as “Unrestricted Subsidiaries” and (ii) secured by a first priority lien on substantially all of the present and after acquired property owned by us and each guarantor (other than real property interests related to our pipelines). Borrowings under the credit facility will bear interest, at our option, at either (a) a base rate, which will be a rate equal to the greatest of (i) the prime rate, (ii) the U.S. federal funds rate plus 0.5% and (iii) a one-month reserve adjusted Eurodollar rate plus 1.00% or (b) a reserve adjusted Eurodollar Rate, plus, in each case, an applicable margin. For loans bearing interest based on the base rate, the applicable margin will initially be

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However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates, a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, any person or group who acquires the units with the prior approval of the board of directors of our general partner, or a transferee of any of the foregoing, provided such transferee is an affiliate of the transferor, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes unless the units were acquired in a transaction approved by the board of directors of our general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of our subsidiaries, us or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our

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partnership agreement or the duties, obligations or liabilities among our limited partners or of our limited partners to us, or the rights or powers of, or restrictions on, our limited partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty (including a fiduciary duty) owed by any of our directors, officers, or other employees, our general partner or any affiliate of our general partner, or owed by our general partner, to us or our limited partners, (iv) asserting a claim arising pursuant to any provision of the Delaware Act or (v) asserting a claim governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will mail or make available by any reasonable means (including posting on or accessible through our or the SEC’s website) to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available by any reasonable means (including posting on or accessible through our or the SEC’s website) summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto;

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